Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

04046903

SUPPL

RECEIVED DEC 20 2004

Date	November 29, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated November 29, 2004:

VNU COMPLETES SALE OF ITS WORLD DIRECTORIES GROUP

With kind regards,
VNU bv

c/o Rob de Meel
Senoir Vice President

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

12/29

1.1.001 02.99

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

Date November 29, 2004

VNU COMPLETES SALE OF ITS WORLD DIRECTORIES GROUP

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced it has successfully completed the sale of its World Directories group to World Directories Acquisition Corp., a legal entity owned by funds advised by Apex Partners Worldwide LLP and Cinven Limited. The agreement for the sale was previously announced by VNU on September 27, 2004. World Directories Acquisition Corp. paid EUR 2,075 million for VNU's World Directories group.

VNU remains committed to use at least half of the proceeds from this divestiture to repay debt.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

1.1.001 02.99

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com